K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 17, 2018

VIA EDGAR
Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds (File No. 811-04984) Registration Statement on Form N-1A
Dear Mr. O'Connor:
On behalf of American Beacon Funds (the “Registrant”), we are writing to provide you with additional information pertaining to the Registrant’s correspondence with the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) dated May 11, and July 13, 2018, respectively (the “Letters”).  The Letters addressed the Staff’s comments regarding the presentation of performance information in recent prospectuses for various series of the Registrant (each, a “Fund” and collectively, the “Funds”).
In the Letters, the Registrant reported that, on April 18, 2018, the Registrant filed with the SEC a supplement to the prospectuses and summary prospectuses for the affected Funds revising the average annual returns tables to set forth performance information for the A Class and C Class shares that reflects the deduction of the maximum applicable sales charge.  The Registrant explained that the supplement disclosed that the performance information for A Class and C Class shares included in the original performance table did not reflect the deduction of applicable sales charges, and that the returns for A Class shares (for all periods) and C Class shares (for the 1-year period) after deducting the sales charges were lower than the returns that were previously disclosed without the deduction of the sales charges.  The Letters also noted that the supplement had been distributed to all affected shareholders.

Securities and Exchange Commission
August 17, 2018

American Beacon Advisors, Inc., the Funds’ manager (“Manager”), recently ascertained that, in April, in lieu of the supplement, all affected shareholders were sent the updated summary prospectus for their Funds. Each such summary prospectus included performance information that reflected the deduction of the maximum applicable sales charge for A Class and C Class shares.  The updated performance tables in the summary prospectuses are the same as the performance tables in the supplement.  In addition, the supplement, along with each Fund’s summary  prospectus, was posted on the Registrant’s website on April 18, 2018.  Nonetheless, upon learning that the supplement had not also been distributed to shareholders in April, the Registrant promptly undertook to cause the supplement to be sent to affected shareholders. The Manager has confirmed with the relevant service provider that the distribution of the supplement to shareholders was initiated on August 10, 2018.

The foregoing information does not alter the analyses and conclusions that are set forth in the Letters.

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If you have any questions regarding these matters, please call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Rosemary Behan Diana Lai Teresa Oxford